UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On April 25, 2012 Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended March 31, 2012, payable July 3, 2012 to shareholders of record at the close of business on May 22, 2012.

Husky Energy Inc. also announced a quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1, for the period April 1, 2012 to June 30, 2012, payable July 3, 2012 to shareholders of record at the close of business on May 22, 2012.

The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
Date: April 26, 2012		& Secretary

Exhibit A

Husky Energy Announces 2012 First Quarter Dividend

Calgary, Alberta (April 25, 2012) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended March 31, 2012. The dividend will be payable on July 3, 2012 to shareholders of record at the close of business on May 22, 2012.

Further, the Company announces the regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) for the period April 1, 2012 to June 30, 2012. The dividend of $0.27813 per Series 1 Preferred Share will be payable on July 3, 2012 to holders of record at the close of business on May 22, 2012.

Pursuant to the Company’s articles, which allow shareholders to accept dividends declared on the common shares in cash or in common shares, shareholders who have not already accepted to receive dividends in the form of common shares, but would like to do so, are instructed to inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before May 15, 2012. A link to an electronic copy of the Stock Dividend Confirmation Notice is available on the Company’s website at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-512-8831